Third Quarter Interim Report
September 30, 2006
the evolution of expression

report to shareholders

The third quarter of 2006 was a pivotal period for Zi Corporation (the "Company" or "Zi") and marked the beginning of a new era at the Company. Our new senior management team is now in place and we are committed to making Zi fiscally disciplined, and to return it to growth and profitability.

Zi has always been known for innovation: for our predictive text technology that makes cell phones, PDAs and other mobile communications devices easy to use and understand in every major language of the world; for our Decuma® handwriting recognition software; and for Qix™, our revolutionary mobile search and service discovery solution. Now, as a management team, we are determined to demonstrate that we are more than innovators—we are also executors who know how to use our intelligent technology to create a growing, prosperous, global business enterprise with a bright and prosperous future.

A key part of our fiscal focus is the strategic initiative we launched in late September to make Zi profitable. As a result, we identified cost reductions and optimizations in a number of areas of our operations and expect our operating expenses in 2007 to be approximately $2.5 million lower than in 2006. I would like to point out that these reductions in expense levels are not expected to have a detrimental effect on either revenue gains or continued software development. During the 2006 third quarter, we also initiated a royalty audit program as permitted under the terms of most of our license agreements, and we anticipate that this program will enhance the recognition of revenue and speed the collection of royalties earned.

Unquestionably, the highlight of the third quarter was our long awaited announcement that we signed a contract with one of the top 10 global wireless service operators to incorporate Qix into its wireless mobile devices. There is much more to be said about this agreement and, once our partner is ready to launch Qix in a very high profile mobile phone, we will share the details with the world. Qix, which removes barriers to revenue-producing features on mobile phones by simplifying their use and predicting a user’s choices, represents a major part of our immediate future, along with our Decuma handwriting recognition software and our core eZiText® software. We believe this agreement underscores the value Qix holds in the future of mobile electronic devices. We look forward to providing you more details about this exciting relationship, but I can tell you that in addition to the upfront fee we received, the contract calls for us to receive a unit license fee for every handset embedded with Qix sold by the operator, which should provide us with a major revenue opportunity going forward. We expect a successful initial rollout will be followed by a large-scale deployment on a variety of handsets and platforms.

Qix proved itself in a two-phased customer trial with UK operator Virgin Mobile by demonstrating it could increase Average Revenue per User ("ARPU"), a key metric for wireless carriers, by 33 percent. We are using this data and data from similar trials, to market Qix to wireless carriers around the world.

Zi Corporation 2006 1

Our revenue numbers for the third quarter don’t include any unit license fees from Qix, which will start contributing to our top line in the fourth quarter, nor from e-Learning operations, which were included in last year’s third quarter but have since been divested. Total revenues in this year’s third quarter, which were derived solely from our core Zi Technology business segment, were $2.8 million. This compares to total revenues of $2.5 million for the third quarter of 2005, which included $0.2 million of e-Learning revenues. The $0.6 million year-to-year increase in quarterly Zi Technology revenue was due to growth in North American and European markets, plus upfront fees recognized from the Company’s third license with a maker and developer of electronic games and consoles. This increase occurred in spite of the competitive pressures felt by our customers in Asia, which has lead to both decreases in prices paid for eZitext, as well as customers being forced out of the market.

The net loss for the quarter was $2.7 million, or a loss per basic and diluted share of $0.06, compared to a net loss of $1.5 million, or $0.03 per basic and diluted share in the third quarter of 2005. This year’s loss included $0.3 million in stock-based compensation expense which did not occur in last year’s third quarter. The increased loss this year was due to increases in selling, general and administrative ("SG&A") expenses, legal fees, product research and development ("PR&D") costs and depreciation and amortization.

Our new management team is dedicated to achieving better results and leading the Company to a new level of growth and profitability. Some of the key members of the team were promoted from within Zi, which we believe will allow us to move forward quickly. Before being appointed Chief Executive Officer earlier this year I was the Chief Operating Officer, and therefore I believe I understand the strengths of our organization very well and bring continuity to leadership. In addition, Axel Bernstorff was promoted to Vice President Global Sales from his previous position of Director, Europe Sales and Jack Hilliard was promoted to Corporate Controller from his previous position of Manager Finance, further strengthening the continuity of our management team. Meanwhile, our Chief Financial Officer, Blair Mullin, is providing excellent financial and administrative leadership on an interim basis.

Another reason we are optimistic about our future is our increasing visibility in the rapidly expanding, multi-billion dollar global gaming market, which has become a worldwide phenomenon. Just this week, we announced an exclusive licensing agreement with Nintendo to embed our eZiText technology into Wii, Nintendo’s revolutionary new video game console to be launched worldwide in November. This is another major milestone for Zi and puts our product at the center of a very high profile, international sales and marketing campaign. It marked our third entrance into the international gaming industry and our second relationship with Nintendo. In 2005 we licensed our Decuma handwriting recognition technology to Nintendo for use in the popular Nintendo DS handheld video game system. We believe our acquisition of Decuma in 2005 will prove to be a valuable asset for Zi in the years ahead. Decuma works in a variety of languages including most of the Western languages, Chinese (Simplified and Traditional) and Japanese. The use of handwriting as an interface on a mobile device such as a PDA or mobile phone is becoming increasingly important with the evolution to 3G multimedia applications and services.

The addition of Nintendo only adds to what we believe is an impressive customer list. Zi’s customer and alliance base is extensive and continually growing with handset manufacturing and gaming console customers from around the world, including: Nokia, Sony, Sony Ericsson, Nintendo, Motorola, LG Electronics, ZTE, Lenovo, UT Starcom and Kyocera. Currently, eZiText has been introduced to consumers worldwide on more than 1,000 unique mobile devices.

In total, we earned royalties from 51 and 67 licensees, respectively during the 2006 third quarter and first nine months, compared to 51 and 70 in the respective year earlier periods. There were 221 new handset models embedded with eZiText released into the market in the 2006 third quarter, and for the first nine months of this year, 391 new models were released into the market, bringing the total at the end of the first nine months of 2006 to 1,391 compared to 960 at the end of the 2005 first nine months.

Finally, I’d like to conclude by saying we all are confident that the turnaround at Zi is well underway. Our recent Qix and Nintendo announcements place our products directly in the middle of two very high profile product offerings and markets that will be carefully scrutinized by industry experts and customers all over the world. For Zi, they represent major milestones and all of us on the senior management team are very proud of these successes. Furthermore, we can assure you that there is more good news to come. The superiority of our products, the commitment and discipline, both fiscally and operationally, of our new management team and the many opportunities we see in the rapidly expanding and changing mobile wireless handset and gaming markets worldwide bode well for the future of Zi.

I thank all our employees and shareholders for their past and continued support of Zi Corporation and look forward to again sharing with you the progress we make throughout the rest of 2006 and in the future.

Sincerely

(signed) "Milos Djokovic"
Milos Djokovic
President and Chief Executive Officer

2 Third Quarter Interim Report

management’s discussion and analysis of financial condition and results of operations

This discussion and analysis of financial condition and results of operations for the three and nine month periods ended September 30, 2006, should be read in conjunction with the unaudited interim consolidated financial statements and related notes in this report.

Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") has been prepared with reference to the Company’s unaudited interim consolidated financial statements and notes which have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All financial information herein is presented in United States of America dollars ("U.S. Dollars"), except as otherwise indicated.

Forward Looking Information

This MD&A contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these forward looking statements when you see us using words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. These factors include, among others, those listed in "Risk Factors" below.

Forward-looking statements are based on the beliefs, opinions and expectations of our management on the date the statements are made. Although we believe that the forward-looking statements presented in this document are reasonable, we do not guarantee that they accurately or completely predict, reflect or state future results, levels of activity, performance, achievements or occurrence and we do not assume responsibility for failure to do so. We do not promise to update forward-looking information to reflect actual results, new information, occurrence of future events, or changes in management’s beliefs, opinions or expectations, except as required by law. No undue reliance should be placed on such forward-looking statements.

Overview

Zi is incorporated under the Business Corporations Act of Alberta. Zi develops intelligent interface solutions to significantly enhance the usability of mobile and consumer electronic devices. Zi’s technology products make electronic devices including mobile phones, PDAs, hand-held computers and television set-top boxes easier to use in almost any language. The Company’s full range of intuitive and easy-to-use solutions include its new eZiType™ predictive keyboard with auto-correction, eZiText for one-touch predictive text entry, eZiTap for intelligent multi-tap entry, Decuma for natural handwriting, which now includes prediction technology, and Qix, a content and application search solution designed to enhance the user experience and drive client and network service usage and adoption. Zi’s product portfolio now includes 54 language databases, representing languages spoken and written by two thirds of the world’s population.

With an expanded portfolio of products, Zi has a singular focus to make mobile devices smarter and easier to use with software products that simplify data entry and interaction on a communications device.

Zi’s primary customers are original equipment manufacturers ("OEMs") and original design manufacturers ("ODMs") seeking to embed a text input solution in their device products for consumer use. Zi’s customer and alliance base is extensive and continually growing with handset manufacturing and gaming console customers from around the world, including: Nokia, Sony, Sony Ericsson, Nintendo, Motorola, LG Electronics, ZTE, Lenovo, UT Starcom and Kyocera. Currently, eZiText has been introduced to consumers worldwide on more than 1,000 unique mobile devices.

Zi believes it has positioned itself to take advantage of the evolution of messaging and is committed to expanding the reach of its technologies and developing innovative product additions and enhancements to meet this usability challenge. In 2005, Zi strategically expanded its suite of innovative products through acquiring Decuma handwriting recognition technology and launching its Qix service discovery engine into carrier trials. Zi believes both will further assist in increasing its competitive advantage and market share. The use of handwriting as an interface on a mobile device, such as a PDA or mobile phone, is becoming increasingly important with the evolution to 3G multimedia applications and services.

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Qix takes a predictive approach to navigation making it easier for consumers to use advanced services, thus driving service usage and adoption – ultimately, resulting in increased Average Revenue per User ("ARPU") for wireless carriers. In June 2006, a trial with UK operator Virgin Mobile demonstrated a 33 percent increase in ARPU among consumers in the trial. This data, along with data from similar trials, is used to market this technology to wireless carriers. In September 2006, Zi signed its first revenue generating agreement for Qix with a major global wireless service operator.

In December 2005, the Company sold its wholly owned subsidiaries Beijing Oztime Education Network Co. Ltd. ("Oztime’’) and EnglishPractice Inc. ("EPI") to Archer Education Group, Inc. ("Archer"), resulting in Zi’s control of Archer from December 2005 by virtue of it holding more than 50% of the common shares of Archer. In February 2006, Archer issued additional shares thereby diluting Zi’s interest to the point where Zi ceased to have control. Accordingly, the results of Archer were consolidated from December 2005 to February 2006, following which time the Company has used the equity method of accounting for its proportionate interest in Archer (referred to as the deconsolidation). Through its e-Learning business segment which consists of the equity investment in Archer, and previously Magic Lantern Group, Inc., the Company is indirectly involved in e-Learning technology, content and customer service, as well as, educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements. In addition, Archer provides personal and organizational teaching and learning through Canadian-based schools.

Recent Developments:

Several changes to management occurred in the second and third quarters, including appointment of a new President & Chief Executive Officer, Chief Financial Officer, Vice President Global Sales, and Corporate Controller. Milos Djokovic, as reported in the last quarterly report, was promoted to President & Chief Executive Officer from his previous position of Chief Operating Officer in May 2006. Blair Mullin was appointed interim Chief Financial Officer in August 2006. Axel Bernstorff was promoted to Vice President Global Sales from his previous position of Director, Europe Sales in September 2006 and Jack Hilliard was promoted to Corporate Controller from his previous position of Manager Finance in September 2006.

As recently announced, Zi management has commenced a strategic initiative to make Zi profitable. Cost reductions and optimizations have been identified in a number of areas of operations. For the fiscal year 2007, operating expenses are expected to be approximately $2.5 million lower than in 2006. These reductions in expense are not expected to have a detrimental effect on either revenue gains or continued software development.

In the third quarter Zi signed a contract with a major global wireless service operator to incorporate Qix into its wireless mobile devices. It is expected that a joint announcement will be made with the operator when units ship into the marketplace during fourth quarter of 2006. The agreement calls for Zi to receive an upfront fee plus a unit license fee for every handset embedded with Qix sold by the operator. A full customization package will be provided to support carrier branding and enhance end-user experience. Zi expects that a successful initial rollout will be followed by large-scale deployment on multiple handsets and platforms.

Summary of Results of Operations

	Three months ended September 30,		Nine months ended September 30,
(thousands except per share amounts) (unaudited)	2006	2005	2006	2005
Revenue	$2,819	$2,464	$9,200	$8,478
Gross margin	$2,679	$2,296	$8,854	$8,021
Net loss	$(2,720)	$(1,496)	$(8,035)	$(3,191)
Total assets	$12,242	$20,028	$12,242	$20,028
Net loss per share – basic and diluted	$(0.06)	$(0.03)	$(0.17)	$(0.07)
Outstanding shares, weighted-average	46,676	46,258	46,441	46,112
Outstanding shares, end of period	46,676	46,273	46,676	46,273

All dollar amounts are in U.S. Dollars and in conformity with U.S. GAAP. This information should be read in conjunction with the Company’s unaudited interim financial statements and notes.

4 Third Quarter Interim Report

Critical Accounting Policies and Estimates

The preparation of the Company’s consolidated financial statements requires the use of estimates and judgments that affect its reported amount of assets, liabilities, revenues and expenses. On an ongoing basis, the Company evaluates its estimates, including those related to asset impairment, revenue recognition, contingencies and litigation. These estimates are based on information that is currently available to the Company and on various other assumptions that it believed to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions and conditions.

The Company has identified the following critical accounting policies that affect the more significant estimates and judgments used in preparation of its consolidated financial statements.

Going Concern Basis

As at September 30, 2006, the Company had an accumulated deficit of $105,616,114, and for the nine months the Company incurred a loss of $8,035,499 and used cash in operating activities of $6,364,915. Continuing operations are dependent on the Company achieving profitable operations and being able to raise additional capital to meet its obligations and repay liabilities arising from the normal operations when they come due.

The Company is executing a business plan to allow it to continue as a going concern. The Company plans to raise new capital, reduce expenses, as well as continue to sign new customer contracts in 2006 and the future. The Company can give no assurance that it will be successful in executing this plan. Should it fail to raise sufficient capital or earn additional revenue it may be forced to suspend its operations, and possibly even liquidate its assets and wind-up and dissolve the Company.

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. Should this assumption not be appropriate, adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classifications thereof will be required and these adjustments and reclassifications may be material.

Software Development Costs

All research and development costs are expensed as incurred except those that qualify under the Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Research and development costs incurred prior to the establishment of the technological feasibility of a particular software project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized subsequent to when the technological feasibility of a project is established.

Capitalized costs are amortized commencing in the period of the product’s commercial release. The determination of whether a project is technically feasible involves establishing, at a minimum, that the Company has a detailed, documented and consistent product and program design, including high risk development issues related to the project, with the necessary resources to complete the project. If a detailed program design is not used, technological feasibility will be established when a product design or working model of the software model, consistent with the product design, is complete and tested.

Revenue Recognition

The Company recognizes revenue when it is earned and realized in a manner consistent with interpretations in Staff Accounting Bulletin No. 104 of the U.S. Securities and Exchange Commission as further described in note 2 to the December 31, 2005 audited consolidated financial statements. Revenue from licensed software is recognized in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition".

Revenue from consulting and engineering services is recognized using the percentage of completion method, whereby revenue is recorded at the estimated realizable value of work completed to date and costs incurred to date are compared to total estimated contract costs to determine whether a loss will be realized. Amounts received in advance are recorded as deferred revenue. Estimated losses on contracts are recognized when they become known. Other product revenue recorded by the Company is mainly comprised of revenue for the e-Learning business segment and this revenue is recognized through the percentage of completion method as previously described.

Zi Corporation 2006 5

Under software licensing arrangements, the Company recognizes revenues provided that: a license agreement has been signed and fees are non-refundable; the software and related documentation have been delivered; there are no uncertainties regarding customer acceptance; collection of the resulting receivable is deemed probable; the fees are fixed and determinable; and no other significant vendor obligations exist. Any revenue associated with contracts having multiple elements is deferred and recognized ratably over the period of the contract unless clear evidence exists with respect to the fair value of each separate element of the contract. Fair value for each separate element is evidenced by existing customer contracts which stipulate rates associated with separate yet similar services or deliverables. In addition, contracts involving significant modifications or customization of the software sold are accounted for under the guidelines of contract accounting.

Customer support revenues consist of revenue derived from contracts to provide post contract support, such as maintenance and service support, to license holders. The revenues are recognized ratably over the term of the contract.

Revenues from software licensing royalties related to the sale of the product in which the Company’s technologies have been embedded are recorded as earned. Software licensing royalties are included in fees from licensing and implementation.

Revenues from Oztime product contracts recorded in other product revenue are recognized using the percentage of completion method, whereby revenue is recorded at the estimated realizable value of work completed to date and costs incurred to date are compared to total estimated contract costs to determine whether a loss will be realized. Amounts received in advance are recorded as deferred revenue. Estimated losses on contracts are recognized when they become known. Other product revenue recorded by the Company is mainly comprised of revenue for the e-Learning business segment and this revenue is recognized through the percentage of completion method as previously described.

Revenues from Archer consist primarily of tuition and fees derived from courses taught in Archer’s colleges, schools, and training centers. Revenues from tuition fees are recognized pro-rata (on a straight-line basis) on a monthly basis over the relevant period attended by the student of the applicable course or program. If a student withdraws from a course or program, the paid but unearned portion of the student’s tuition is refunded. Refunds are calculated and paid in accordance with applicable provincial law and accrediting agency standards for refund policies. Textbook sales and other revenues are recognized as sales occur or services are performed and represent less than 10 percent of total revenues. Prepaid tuition is the portion of payments received but not earned and is reflected as a current liability in the accompanying consolidated balance sheets, as such, amounts are expected to be earned within the next year.

Stock-based Compensation Plan

The Company adopted SFAS 123(R), "Share Based Payment", effective January 1, 2006. This pronouncement requires companies to measure the cost of employee services received in exchange for an award of equity instruments (typically stock options) based on the grant-date fair value of the award. The fair value is estimated using option-pricing models. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period. Prior to the adoption of SFAS 123(R), this accounting treatment was optional with pro forma disclosures required.

The adoption of SFAS 123(R) changes the accounting for stock options. SFAS 123(R) is effective for all stock option grants beginning January 1, 2006. For those stock option awards granted prior to January 1, 2006, but for which the vesting period is not complete, the modified prospective transition method permitted by SFAS 123(R) is used. Under this method, the Company accounts for such awards on a prospective basis, with expense being recognized in the consolidated financial statements beginning in the first quarter of 2006 using the grant-date fair values previously calculated for pro forma disclosures. The Company will recognize the related compensation cost not previously recognized in the pro forma disclosures over the remaining vesting period. Stock options typically vest in equal installments over a service period. Expense related to each portion of an option grant is recognized over the specific vesting period for those options.

The fair value of options is determined at the grant date using a Black-Scholes closed-form model valuation technique, which requires the Company to make several assumptions. The risk-free interest rate is based on the Canadian benchmark bond yield curve in effect for the expected term of the option at the time of grant. The dividend yield on common stock is assumed to be zero since the Company does not pay dividends and has no current plans to do so in the future. The market price volatility of common stock is based on the historical volatility of the Company’s common stock over a time period equal to the expected term of the option and ending on the last date of the quarter in which the options were granted. The expected life of the options is based on the Company’s historical experience for various categories of employees receiving stock option grants. The Company accounts for Restricted Stock Units ("RSUs") in accordance with SFAS No. 123(R), and records the fair value of the RSUs equal to the market price on the date of grant with the related compensation expense recognized over the vesting period. SFAS No. 123(R) also requires that the excess tax benefits related to stock compensation be reported as a cash inflow from financing activities rather than as a reduction of taxes paid in cash from operations.

6 Third Quarter Interim Report

The Company has a stock-based compensation plan. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. Compensation expense related to the exercise of stock options previously credited to additional paid in capital is credited to common stock. New common stock is issued upon exercise of stock options or RSUs.

Three Months Ended September 30, 2006

Revenue

Total revenue for the three months ended September 30, 2006, was $2.8 million, an increase of $0.4 million, or 14 percent, when compared to the third quarter revenue a year earlier.

The year-to-year increase in the Company’s core business technology, which includes eZiText, eZiType, eZiTap, Decuma, and Qix ("Zi Technology"), was $0.6 million. This increase in quarterly Zi Technology revenue was due to revenue growth in the North American and European markets, plus upfront fees recognized from the Company’s third license with a maker and developer of electronic games and consoles. This increase occurred in spite of the competitive pressures felt by our customers in Asia, which has lead to both decreases in prices paid for eZitext, as well as customers being forced out of the market.

In the third quarter of 2005 Zi consolidated the operations of its e-Learning subsidiaries which is reflected in other product revenue. In the first quarter of 2006, Zi deconsolidated these subsidiaries, which results in the elimination of this revenue line.

In this quarter, Zi earned royalties from 48 eZiText and 3 Decuma licenses compared to 48 and 3, respectively, in the same period a year earlier. In the three months ended September 30, 2006, 221 new handset models embedded with eZiText were released into the market, bringing the total as of that date to 1,391 compared to 960 a year earlier.

Operating Costs and Expenses

SG&A for the three months ended September 30, 2006, was $2.7 million compared to $2.1 million for the three months ended September 30, 2005. The increase of $0.6 million was due to the initial adoption of SFAS No. 123(R) resulting in $0.2 million of stock-based compensation expense in SG&A. During the quarter, the Company made provisions for doubtful accounts of $0.2 million and had $0.2 million in incremental professional fees relating to the international tax audit and other non-recurring employee related costs. Over the next few quarters, Zi expects the SG&A costs will decline compared to recent quarters.

PR&D costs relate to new but not yet commercialized products as well as to existing products; product and customer support; and the ongoing cost of development and enhancement of products. PR&D expense for the three month period ended September 30, 2006, was $0.9 million as compared to $0.8 million in the same period a year earlier. Gross expenditures on new product development before capitalization was $1.2 million for the three months ended September 30, 2006, and 2005 reflecting the Company’s continued development of new language database software and Qix. The Company capitalized $0.3 million in the third quarter of 2006 and in the third quarter of 2005. Zi expects PR&D costs to continue at approximately the same levels or increase slightly over the next few quarters.

Legal costs for the three months ended September 30, 2006, were $0.8 million compared to $0.5 million for the three months ended September 30, 2005. The year-over-year legal cost increase was due, in part, to defense costs related to the University of Texas action against certain of the Company’s clients and, to a lesser extent, costs pertaining to a litigation and dispute with a major shareholder. As discussed later, the Board of Regents of the University of Texas System filed proceedings against numerous manufacturers of cell phones (of which one of the remaining defendants is a customer of Zi in the U.S.) alleging that use of their products infringed a now expired U.S. patent. As well, during 2005 a significant shareholder of the Company commenced actions to requisition a shareholders meeting to appoint its nominees to the Board of Directors of the Company, but the Company was able to obtain an injunction to prevent such action. Discussions to resolve the shareholder matter are ongoing. If these matters can be resolved, Zi’s legal expense could be expected to decrease significantly.

Overall, Zi expects operating costs to decrease approximately $2.5 million in 2007 compared to the full year 2006.

Net loss increased by $1.2 million to $2.7 million for the three month period ending September 30, 2006, from $1.5 million in the same period a year earlier. The net loss in the current period includes: $1.0 million operating loss from the Zi Technology business segment; $1.3 million loss for other corporate administrative costs; $0.3 million equity in the net loss of Archer’s operations; and income taxes related to our Chinese operations of $0.2 million. Compared to the same period a year earlier, the Zi Technology segment operating loss increased by $0.6 million. The increase in the Zi Technology operating loss was due primarily to the following: increased legal costs of $0.6 million, increased PR&D expense of $0.3 million, increase in depreciation and amortization expense of $0.2 million, offset by a higher gross margin of $0.5 million.

Zi Corporation 2006 7

Nine Months Ended September 30, 2006

Revenue

Total revenue for the nine months ended September 30, 2006, was $9.2 million, an increase of $0.7 million, or nine percent, compared to the nine months ended September 30, 2005. Revenue from Zi Technology and its text input applications was $8.6 million compared to $7.9 million for the same period a year ago. The principal reason for the revenue increase was the licensing of the Company’s product to the makers and developers of electronic games and consoles, plus the growth in the Company’s North American and European markets. This increase occurred in spite of the competitive pressures felt by our customers in Asia.

In the nine month period ended September 30, 2006, Zi earned royalties from 63 eZiText and 4 Decuma licenses compared to 67 and 3 respectively, in the same period a year earlier. In the nine months ended September 30, 2006, 391 new handset models embedded with eZiText were released into the market, bringing the total as of that date to 1,391compared to 960 a year earlier.

Operating Costs and Expenses

SG&A expense for the nine months ended September 30, 2006, was $8.7 million compared to $7.2 million for the nine months ended September 30, 2005. The increase of $1.5 million is due largely to the following: the initial adoption of SFAS No. 123(R) recognizing $0.5 million of stock-based compensation expense, $0.5 million provision made for doubtful accounts , $0.3 million from the deconsolidation of Archer and $0.2 million in other non-recurring insurance, professional and employee related costs.

PR&D expense for the nine month period ended September 30, 2006, increased $0.4 million to $3.5 million from $3.1 million in the same period a year earlier. Excluding the effect from deconsolidation of Archer the increase would have been $0.7 million. In the nine months ended September 30, 2006, gross expenditures on new product development before capitalization were $4.5 million reflecting the Company’s development of new language database software and Qix. In the first nine months of 2005, the Company’s gross expenditure on PR&D was $3.8 million. The Company capitalized $1.0 million in the first nine months of 2006 as compared to $0.7 million in the first nine months of 2005.

Legal costs for the nine months ended September 30, 2006 were $2.5 million compared to $1.0 million for the nine months ended September 30, 2005. The year-over-year legal cost increase was due, largely, to defense costs related to the University of Texas action against certain of the Company’s clients and costs pertaining to the litigation and dispute with a major shareholder as discussed above in the three months Operating Costs and Expenses.

Net loss was $8.0 million for the nine month period ending September 30, 2006, compared to $3.2 million in the same period a year earlier. In the prior year a one-time gain of $1.4 million on the settlement of litigation reduced the Company’s net loss. The net loss in the current period includes: $3.3 million operating loss from the Zi Technology business segment; $0.4 million loss from the e-Learning business segment; $3.3 million loss for other corporate administrative costs; $0.5 million equity in the net loss of Archer’s operations; and, income taxes related to our Chinese operations of $0.7 million; offset by interest and other income of $0.2 million. Compared to the same period a year earlier, the Zi Technology segment operating loss increased by $2.2 million from $1.1 million. The increase in Zi Technology operating loss was due primarily to the following: increased legal costs of $1.8 million, increased PR&D expense of $0.8 million and increase in amortization of $0.3 million, offset by a higher gross margin of $0.7 million.

Liquidity and Capital Resources

At September 30, 2006, Zi had cash and cash equivalents of $1.8 million. The objective of Zi’s investment policy for funds is to preserve capital and maintain short-term liquidity while earning reasonable investment returns.

During the past three years, Zi’s liquidity requirements have been met through revenues from operations, proceeds from issuance of common shares through private placements and the exercise of common share purchase warrants and options.

During the three months ended September 30, 2006, the Company had net cash outflow of $2.9 million primarily represented by: a net loss of $2.7 million; $0.4 million in deferred development costs and capital asset additions; $0.5 million in changes in restricted cash and $0.4 million of non-cash working capital items; offset by $0.3 million equity in the net loss of Archer’s operations and by net non-cash items of $0.8 million, which includes depreciation and amortization and stock-based compensation expense.

8 Third Quarter Interim Report

During the nine months ended September 30, 2006, the Company had net cash outflow of $9.7 million consisting primarily of net loss of $8.0 million, $0.8 million in changes in non-cash working capital, $1.4 million in deferred development costs and capital asset additions, $1.6 million in changes in restricted cash and changes in other non-cash financing and investing items of $0.4 million; offset by, $0.5 million equity in the net loss of Archer’s operations; and non-cash items of $2.0 million, which includes depreciation and amortization and stock-based compensation expense.

Cash applied to operating activities primarily consists of net income adjusted for certain non-cash items such as depreciation and amortization, stock-based compensation and changes in working capital. Cash flow applied to operations in the three months ended September 30, 2006, was $2.1 million as compared to $2.4 million for the same period in 2005. The net decrease of $0.3 million in cash applied to operations between the two quarters is primarily represented by increase in gross margin of $0.4 million; a decrease in non-cash working capital of $0.7 million; increase in non-cash items of $0.5 million, which includes depreciation and amortization and stock-based compensation expense; offset by increased SG&A costs of $0.6 million; increased product research and development costs of $0.1 million, increased litigation and legal costs of $0.4 million and $0.3 million equity in the net loss of Archer’s operations.

Zi has initiated a royalty audit program as permitted under the terms of most of its license agreements. Management anticipates that this program will enhance the recognition of revenue and speed the collection of royalties earned.

Cash flow applied to operating activities for the first nine months of 2006 was $6.4 million as compared to $3.0 million for the same period in 2005. The net increase of $3.4 million in cash flow applied to operations between the two periods is primarily represented by increased SG&A costs of $1.4 million (the 2005 comparative period costs do not include SG&A costs associated with Archer); increased litigation and legal of $1.6 million; increased product research and development expense of $0.4 million; income tax expense from the operations of Zi’s subsidiary in China of $0.2 million; a decrease of $1.4 million from the gain on the settlement of the litigation against prior legal counsel that was recognized in 2005; an increase non-cash working capital of $0.2 million and $0.5 million equity in the net loss of Archer’s operations; offset by an increase in gross margin of $0.8 million; $0.3 million impairment of note in 2005 and non-cash items of $1.2 million, which includes depreciation and amortization and stock-based compensation expense.

At current revenue and expense levels, the Company may not be able to fund its continued operations and meet its current obligations without additional sources of capital. (See further discussion in the Going Concern Basis section)

Litigation, Indemnification and Other Contingencies

Commencing on March 11, 2005, the Board of Regents of the University of Texas System filed federal lawsuits against numerous alleged infringers of U.S. Patent No. 4,674,112 in the U.S. District Court for the Western District of Texas, Austin Division, including certain of the Company’s licensees. The Company is not named in any of the actions. Zi has not assumed any liability for indemnity pursuant to its customer license agreements, or at all. The Company has, however, assumed the defense of this claim on behalf of its customers. The action is ongoing and will result in the Company, at its will, incurring defense costs on behalf of its named clients.

From time to time, Zi is involved in other claims in the normal course of business. Management assesses such claims and where it is not probable to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. Zi does not provide for claims that are unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

Although Zi does not anticipate or foresee at this time any new intellectual property proceedings being instigated by other parties against the Company or by the Company against other parties, there is no assurance that our legal costs or legal actions will significantly diminish in the future. Zi does not view the legal expenses on the current legal actions and indemnities as being of a recurring nature and anticipate that these legal matters will eventually come to a resolution; however, the legal costs in respect of these actions may increase or maintain current levels if any judgment or determination is appealed or otherwise progresses though the legal process. Moreover, given the extremely competitive nature of the Company’s eZiText business and the wide scope of intellectual property covering the text input space, there can be no assurance that in the future, the Company, or any of the Company’s licensees, will not be continually subject to allegations concerning the status or validity of the Company’s intellectual property.

Canada Revenue Agency is currently auditing the Company’s cross border transactions. This includes the review of the Company’s international transfer pricing policies and procedures and documentation requirements. The ultimate resolution of this matter is uncertain and the Company is currently working with its tax advisors to determine a range of possible outcomes. Accordingly, the Company has not recorded any liability relating to this audit as of September 30, 2006. The Company will assess any potential liability as this matter progresses.

Zi Corporation 2006 9

Risk Factors

Important risk factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements include:

  the Company’s history of operating losses and uncertainty of future profitability;
  the potential inability to raise additional capital to support the Company’s operations and future growth;
  uncertainty as to the degree of and continuing market acceptance of the Company’s products and services;
  uncertainties relating to product development;
  risks associated with the number, amount and timing of new product introductions;
  the Company’s products may contain defects that could be costly to fix, damage our reputation and expose the Company to litigation;
  uncertainty regarding patents, proprietary rights and software piracy;
  variability in customer demand; fluctuations in quarterly results could negatively affect the Company’s financial results;
  the Company’s dependence on third party performance under marketing and licensing arrangements;
  risks associated with the contingent nature of continued performance under major sales contracts;
  rapid technological change and competition;
  uncertainty regarding the pricing, reporting and collection of accounts;
  uncertainties related to dependence on third-party suppliers;
  risks associated with dependence on sales in foreign countries;
  the potential for adverse developments in pending litigation;
  risks related to indemnity claims from third parties;
  risks associated with the defense of its licensees in the University of Texas patent infringement lawsuit;
  fluctuations in foreign exchange rates;
  Uncertainties associated with the Canadian Revenue Agency’s audit of the Company’s cross border transactions;
  uncertainties associated with changes in government policy and regulation, particularly in the Peoples Republic of China;
  adverse changes in general political, economic, business, regulatory and legal conditions in any of the countries in which the Company does business;
  changes in the Company’s size and structure;
  risks associated with mergers, acquisitions and dispositions;
  risks of dilutive future financings;
  the effectiveness of the Company’s management and the Company’s strategic relationships;
  unable to attract and retain key personnel; investment risks associated with the Company’s e-Learning investments;
  the negative publicity generated by the Lancer proceedings or general market concerns about the possible actions by the receiver with respect to portfolio securities held by Lancer;
  other risks and uncertainties that may be disclosed in the Company’s various corporate disclosure documents from time to time; and, other risk factors detailed from time to time in the Company’s periodic reports filed with the US Securities and Exchange Commission and other regulatory authorities.

10 Third Quarter Interim Report

consolidated balance sheets

	September 30, 2006	December 31, 2005
(All amounts in United States of America dollars except share amounts) (unaudited)		Restated –
		see note 3
Assets
Current assets
Cash and cash equivalents	$1,776,289	$11,509,321
Restricted cash	2,292,710	648,119
Accounts receivable, net of allowance of $793,149 (2005 – $426,697)	2,422,859	4,579,966
Accounts receivable from related party	3,653	–
Note receivable from related party (note 4)	127,802	–
Work-in-progress and inventory	–	13,897
Prepayments and deposits	782,695	607,375
Total current assets	7,406,008	17,358,678
Capital assets – net (note 5)	1,031,610	1,210,947
Intangible assets – net (note 6)	3,539,405	3,834,880
Investment in significantly influenced company (notes 4 and 8)	264,682	–
	$12,241,705	$22,404,505
Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	$–	$106,650
Accounts payable and accrued liabilities (note 12)	3,585,589	4,547,725
Deferred revenue	1,637,145	4,185,341
Current portion of other long-term liabilities	48,031	64,927
Total current liabilities	5,270,765	8,904,643
Notes payable	–	147,678
Other long-term liabilities	–	30,530
	5,270,765	9,082,851
Contingent liabilities and guarantees (note 10)
Shareholders’ equity
Share capital (note 7)
Unlimited number of Class A, 9% convertible, preferred shares authorized
and no shares issued or outstanding	–	–
Unlimited number of common shares, no par value, authorized,
46,676,130 (2005 – 46,272,568) issued and outstanding	110,612,705	109,365,824
Additional paid-in capital	2,283,836	2,114,190
Accumulated deficit	(105,616,114)	(97,580,615)
Accumulated other comprehensive loss	(309,487)	(577,745)
	6,970,940	13,321,654
	$12,241,705	$22,404,505
See accompanying notes to consolidated financial statements.

Zi Corporation 2006 11

consolidated statements of loss

	Three Months Ended September 30,		Nine Months Ended September 30,
(All amounts in United States of America dollars except share amounts)
(unaudited)	2006	2005	2006	2005
Revenue
License and implementation fees	$2,819,130	$2,252,051	$8,644,928	$7,881,779
Other product revenue	–	211,694	555,523	596,290
	2,819,130	2,463,745	9,200,451	8,478,069
Cost of sales
License and implementation fees	139,943	107,723	324,171	241,763
Other product costs	–	60,166	22,696	215,721
	139,943	167,889	346,867	457,484
Gross margin	2,679,187	2,295,856	8,853,584	8,020,585
Operating expenses
Selling general and administrative	(2,687,620)	(2,097,032)	(8,685,623)	(7,241,117)
Litigation and legal (note 10)	(842,767)	(466,998)	(2,534,794)	(971,225)
Product research and development	(944,384)	(849,837)	(3,471,301)	(3,080,378)
Depreciation and amortization	(518,598)	(282,664)	(1,187,740)	(835,120)
Gain on settlement of litigation (note 10)	–	–	–	1,415,616
Impairment of note receivable (note 8)	–	–	–	(250,000)
Operating loss before undernoted	(2,314,182)	(1,400,675)	(7,025,874)	(2,941,639)
Interest on capital lease obligation	(160)	–	(687)	(3,924)
Other interest expense	(96)	(1,200)	(150)	(1,473)
Interest and other income	35,820	87,620	211,281	268,638
Loss before income taxes	(2,278,618)	(1,314,255)	(6,815,430)	(2,678,398)
Equity interest in loss of significantly influenced company (note 8)	(257,910)	–	(503,178)	–
Income taxes (note 9)	(183,381)	(182,221)	(716,891)	(513,030)
Net loss	$(2,719,909)	$(1,496,476)	$(8,035,499)	$(3,191,428)
Basic and diluted loss per share (note 12)	$(0.06)	$(0.03)	$(0.17)	$(0.07)
Weighted-average common shares	46,676,130	46,257,683	46,440,585	46,112,319
Common shares outstanding, end of period	46,676,130	46,272,568	46,676,130	46,272,568
See accompanying notes to consolidated financial statements.

12 Third Quarter Interim Report

consolidated statements of cash flow

	Three Months Ended September 30,		Nine Months Ended September 30,

(All amounts in United States of America dollars) (unaudited)	2006	2005	2006	2005
Net cash flow from (used in) operating activities:
Net loss	$(2,719,909)	$(1,496,476)	$(8,035,499)	$(3,191,428)
Items not affecting cash:
Loss on dispositions of capital assets	1,464	1,752	4,555	3,918
Depreciation and amortization	534,789	291,923	1,217,313	854,499
Non-cash compensation expense	255,785	–	789,277	–
Equity interest in loss of significantly influenced
company (note 8)	257,910	–	503,178	–
Increase in non-cash working capital (note 12)	(443,101)	(1,151,962)	(843,739)	(620,660)
Cash flow used in operating activities	(2,113,062)	(2,354,763)	(6,364,915)	(2,953,671)
Cash flow from (used in) financing activities:
Proceeds from issuance of common shares net of issuance costs	–	97,203	–	2,342,055
Payment of bank indebtedness	–	–	(106,650)	–
Payment of capital lease obligations	(1,290)	(2,552)	(6,131)	(12,609)
Cash flow from (used in) financing activities	(1,290)	94,651	(112,781)	2,329,446
Cash flow from (used in) investing activities:
Purchase of capital assets	(70,531)	(126,435)	(297,102)	(245,706)
Software development costs	(300,520)	(335,787)	(1,075,770)	(693,353)
Other deferred costs	(15,008)	(13,061)	(41,295)	(118,795)
Acquisition of subsidiaries	–	–	–	(458,466)
Note receivable from related party	(2,802)	–	(127,802)	–
Disposition of subsidiaries	4,054	–	(139,353)	–
Changes in restricted cash	(545,008)	223,503	(1,644,591)	(304,351)
Cash flow used in investing activities	(929,815)	(251,780)	(3,325,913)	(1,820,671)
Effect of foreign exchange rate changes on cash
and cash equivalents	117,889	189,826	70,577	(161,684)
Net cash outflow	(2,926,278)	(2,322,066)	(9,733,032)	(2,606,580)
Cash and cash equivalents, beginning of period	4,702,567	11,841,775	11,509,321	12,126,289
Cash and cash equivalents, end of period	$1,776,289	$9,519,709	$1,776,289	$9,519,709

Components of cash and cash equivalents
Cash	$1,116,748	$1,530,108	$1,116,748	$1,530,108
Cash equivalents	$659,541	$7,989,601	$659,541	$7,989,601
Supplemental cash flow information
Cash paid for interest	$256	$1,200	$837	$5,397
Cash paid for income taxes	$263,426	$182,221	$647,847	$513,030
See accompanying notes to consolidated financial statements.

Zi Corporation 2006 13

notes to the consolidated financial statements
For the three and nine months ended September 30, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

1. Nature of Operations

Zi Corporation (the "Company" or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. On January 26, 2005, the Company purchased the assets of Decuma AB ("Decuma"), a Swedish company specializing in developing and marketing handwriting recognition software. The handwriting recognition software created by Decuma, with its patented Geometrical Invariant Technology ("GIT"), has the ability to recognize an individual's unique writing style. Through its e-Learning business segment which includes equity investments in Archer Education Group Inc. ("Archer") and previously Magic Lantern Group, Inc. ("MLG"), the Company is indirectly involved in e-Learning technology, content and customer service, educational content and distribution channels to offer learning management systems and interactive online courses and network education solutions to meet diverse client requirements. Archer also provides personal and organizational teaching and learning through Canadian based schools.

2. Going Concern Basis of Presentation

As at September 30, 2006, the Company had an accumulated deficit of $105,616,114, and for the nine months the Company incurred a loss of $8,035,499 and used cash in operating activities of $6,364,915. Continuing operations are dependent on the Company achieving profitable operations and being able to raise additional capital to meet its obligations and repay liabilities arising from the normal operations when they come due.

The Company is executing a business plan to allow it to continue as a going concern. The Company plans to raise new capital, reduce expenses, as well as continue to sign new customer contracts in 2006 and the future. The Company can give no assurance that it will be successful in executing this plan. Should it fail to raise sufficient capital or earn additional revenue it may be forced to suspend its operations, and possibly even liquidate its assets and wind-up and dissolve the Company.

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. Should this assumption not be appropriate, adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classifications thereof will be required and these adjustments and reclassifications may be material.

3. Significant Accounting Policies

The accompanying consolidated financial statements are prepared by management in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The accounting policies used in preparing these interim consolidated financial statements are consistent with those used in the preparation of the 2005 annual audited consolidated financial statements, however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with the 2005 annual consolidated financial statements. In management’s opinion, the unaudited consolidated financial statements include all adjustments necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

Restatement of income tax expense

For the year ended December 31, 2004, the Company’s income tax expense has been restated to reflect actual income tax expense for a previously understated liability. According to the Peoples Republic of China ("PRC") taxation law, those Foreign Investment Entities ("FIE") established in China that are involved in "productive" activities are entitled to tax holidays and tax reductions. These FIE tax benefits include a two-year tax holiday followed by a 50 percent reduction of the otherwise applicable tax rate for the following three years. Our Chinese subsidiary, Huayu Zi Software Technology (Beijing) Co. Ltd. ("Huayu Zi") had been categorized as a productive-type FIE in all of its PRC statutory filings, including its routine filings to tax authorities and we believed it was entitled to the tax holiday and tax rate reductions.

PRC tax authorities tightened the scope of FIE tax incentives and narrowed the tax holiday and reduction entitlement to those entities engaged in productive activities or engaged in "encouraged" industries. Changes to the operations of Huayu Zi in 2004 resulted in decreases in its research and development spending and revenues generated from productive activities (as defined under the FIE guidelines) which were below the stipulated levels required to qualify as a FIE eligible for the tax holidays and reductions. As a result, the Company should have recorded an increase in the income tax liability and expense of $336,161 for the year ended December 31, 2004. The Company previously disclosed in its consolidated financial statements for the year ended December 31, 2004, a contingent liability of $166,871 for 2004 income tax.

14 Third Quarter Interim Report

notes to the consolidated financial statements
For the three and nine months ended September 30, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

The accumulated deficit as at December 31, 2005, previously reported as $97,244,454, has been restated to $97,580,615 to show the effect of the restatement of the 2004 income tax expense.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investment by owners and distributions to owners. Comprehensive income (loss) includes foreign currency translation adjustments. The Company’s total comprehensive income (loss) was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Other comprehensive income (loss)
Foreign currency gain (loss)	$(67,926)	$189,826	$268,258	$(161,684)
Other comprehensive income (loss)	(67,926)	189,826	268,258	(161,684)
Net loss for the period	(2,719,909)	(1,496,476)	(8,035,499)	(3,191,428)
Comprehensive net loss for the period	$(2,787,835)	$(1,306,650)	$(7,767,241)	$(3,353,112)

Gains on issuance of stock by subsidiaries

At the time a subsidiary sells its stock to unrelated parties at a price in excess of its book value, the Company’s net investment in that subsidiary increases. If at that time, the subsidiary is not a newly formed, non-operating entity, nor a research and development, start-up or development stage company, nor is there a question as to the subsidiary’s ability to continue in existence, the Company records the dilution gain in the consolidated statements of loss. Otherwise, the increase is reflected in "additional paid-in capital" in the Company’s consolidated statements of shareholders’ equity.

Stock-based compensation plan

The Company adopted SFAS 123(R) "Share Based Payment", effective January 1, 2006. This pronouncement requires companies to measure the cost of employee services received in exchange for an award of equity instruments (typically stock options) based on the grant-date fair value of the award. The fair value is estimated using option-pricing models. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period. Prior to the adoption of SFAS 123(R), this accounting treatment was optional with pro forma disclosures required.

The adoption of SFAS 123(R) changes the accounting for stock options. SFAS 123(R) is effective for all stock options grant beginning January 1, 2006. For those stock option awards granted prior to January 1, 2006, but for which the vesting period is not complete, the modified prospective transition method permitted by SFAS 123(R) is used. Under this method, the Company accounts for such awards on a prospective basis, with expense being recognized in the consolidated financial statements beginning in the first quarter of 2006 using the grant-date fair values previously calculated for pro forma disclosures. The Company will recognize the related compensation cost not previously recognized in the pro forma disclosures over the remaining vesting period. Stock options typically vest in equal installments over a service period. Expense related to each portion of an option grant is recognized over the specific vesting period for those options.

The fair value of options is determined at the grant date using a Black-Scholes closed-form model valuation technique, which requires the Company to make several assumptions. The risk-free interest rate is based on the Canadian benchmark bond yield curve in effect for the expected term of the option at the time of grant. The dividend yield on common stock is assumed to be zero since the Company does not pay dividends and has no current plans to do so in the future. The market price volatility of common stock is based on the historical volatility of the Company’s common stock over a time period equal to the expected term of the option and ending on the last date of the quarter in which the options were granted. The expected life of the options is based on the Company’s historical experience for various categories of employees receiving stock option grants. The Company accounts for restricted stock units ("RSUs") in accordance with SFAS No. 123(R), and records the fair value of the RSUs equal to the market price on the date of grant with the related compensation expense recognized over the vesting period. SFAS No. 123(R) also requires that the excess tax benefits related to stock compensation be reported as a cash inflow from financing activities rather than as a reduction of taxes paid in cash from operations.

Zi Corporation 2006 15

notes to the consolidated financial statements
For the three and nine months ended September 30, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

The Company has a stock-based compensation plan, which is described in note 7. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. Compensation expense related to the exercise of stock options previously credited to additional paid-in capital is credited to common stock. New common stock is issued upon exercise of stock options or RSUs.

Under SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock-based Compensation – Transition and Disclosure, an Amendment of FASB Statement No. 123", companies that elect a method other than the fair value method of accounting are required to disclose pro forma net loss and loss per share information, using an option pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used. Had compensation cost for the Company’s employee stock option plan been determined by this method, Zi’s net loss and loss per share would have been as follows:

	Three months ended	Nine months ended
	September 30, 2005	September 30, 2005
Net loss:
As reported	$(1,496,476)	$(3,191,428)
Stock compensation expense	(463,102)	(2,450,341)
Pro forma net loss	(1,959,578)	(5,641,769)
Net loss per common share:
As reported, basic and diluted	$(0.03)	$(0.07)
Stock compensation expense, basic and diluted	(0.01)	(0.05)
Pro forma, basic and diluted	$(0.04)	$(0.12)
Stock options and RSUs issued during the period	311,500	890,875
Weighted-average fair value of stock options granted during the period	$1.70	$2.27

	Three months ended	Nine months ended
	September 30, 2005	September 30, 2005
Risk free interest rate	3.31%	3.27%
Expected term in years	3.99	3.71
Expected dividend yield	0%	0%
Expected volatility	86%	105%

Restricted cash

At September 30, 2006, the Company held the U.S. dollar equivalent of $2,292,710 (December 31, 2005 – $648,119) in Chinese Renminbis ("RMB") through its principal Chinese subsidiary, Huayu Zi . Due to Chinese government regulations pertaining to the capitalization of Chinese companies, these funds are available to fund the day-to-day operations of the Company's various Chinese subsidiaries and are not expected to be available to fund the non-Chinese operations of the Company in the foreseeable future.

At September 30, 2006 and December 31, 2005, the Company has classified these funds as restricted cash. The revision in classification to restricted cash of $648,119, previously reflected in cash and cash equivalents at December 31, 2005, and the corresponding adjustment to the accompanying Consolidated Statement of Cash Flows for the three and nine month periods ended September 30, 2005, includes changes in restricted cash in investing activities and does not affect previously reported cash flows from operations or from financing activities in the Company’s previously reported Consolidated Statements of Cash Flows, or its previously reported Consolidated Statements of Loss for any period.

Recent accounting pronouncements

In September 2005, the Financial Accounting Standards Board ("FASB") issued a proposed SFAS which amends SFAS No. 128, "Earnings per Share". The proposed statement was effective in the second quarter of 2006 and is intended to clarify guidance on the computation of earnings per share for certain items such as mandatorily convertible instruments, the treasury stock method, and contingently issuable shares. The Company has evaluated the proposed statement as presently drafted and has determined that if adopted in its current form it would not have a significant impact on the computation of the Company’s earnings per share.

16 Third Quarter Interim Report

notes to the consolidated financial statements
For the three and nine months ended September 30, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments – an amendment of SFAS No. 133 and 140", which is effective for fiscal years beginning after September 15, 2006. The statement was issued to clarify the application of SFAS No. 133 to beneficial interests in securitized financial assets and to improve the consistency of accounting for similar financial instruments, regardless of the form of the instruments. The Company is currently evaluating the new statement to determine the potential impact, if any, this would have on the Company’s financial results.

In February 2006, the FASB issued Staff Position No. FAS 123(R)-4, "Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event" ("FSP 123R-4"). FSP 123R-4 amends SFAS 123(R) to incorporate that a cash settlement feature that can be exercised only upon the occurrence of a contingent event that is outside the employee’s control does not meet certain conditions in SFAS 123(R) until it becomes probable that the event will occur. The guidance in this FASB Staff Position was applied as part of our adoption of SFAS 123(R), effective January 1, 2006, and did not have a significant impact on the Company’s financial results.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets – an amendment of SFAS No. 140", which is effective for fiscal years beginning after September 15, 2006. This statement was issued to simplify the accounting for servicing rights and to reduce the volatility that results from using different measurement attributes. The Company is currently evaluating the new statement to determine the potential impact, if any, this would have on the Company’s financial results.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)", which is effective for fiscal years beginning after December 15, 2006 with earlier adoption encouraged. This interpretation was issued to clarify the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company is currently evaluating the new statement to determine the potential impact, if any, this would have on the Company’s financial results.

In June 2006, Emerging Issues Task Force Issue 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities should be Presented in the Income Statement (That is, Gross versus Net Presentation)" ("EITF 06-3"), was issued, which is effective for interim and annual reporting periods beginning after December 15, 2006. EITF 06-3 addresses which taxes assessed by a Government Authority should be considered and how these taxes should be presented in the income statement – i.e., gross versus net. The Company has evaluated the EITF and has determined that adopting it will not have a significant impact on the Company’s consolidated operations and financial condition.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" which is effective for fiscal years beginning after November 15 2006. The statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. The Company has evaluated the SFAS and has determined that adopting it will not have a significant impact on the Company’s consolidated operations and financial condition.

4. Acquisition and Disposition of Archer Education Group Inc.

Archer was incorporated in February 2005 for the purpose of acquiring a number of educational learning institutions in Canada. Prior to the completion of the Archer acquisition of Beijing Oztime Education & Network Co. Ltd. ("Oztime") and EnglishPractice Inc. ("EPI"), Zi held 24.9 percent of Archer’s shares, acquired through share subscription agreements in 2005. Consequently, Zi is a related party to Archer.

The Company’s ownership of Archer shares resulted primarily from the sale of its Oztime and EPI subsidiaries to Archer. At December 31, 2005, the Company held 53.2 percent of the outstanding shares of Archer. As a result of certain third party Archer share subscription agreements that did not close until the first quarter of 2006, Zi has accounted for its investment in Archer as a purchase under the purchase method of accounting. Zi included Archer’s results from December 21, 2005 (the date of acquisition) to December 31, 2005, and its assets and liabilities, net of minority interest at December 31, 2005.

Zi Corporation 2006 17

notes to the consolidated financial statements
For the three and nine months ended September 30, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

Under the sale agreements, Zi received 6,140,000 shares of Archer, including contingent consideration of 1,000,000 shares placed in escrow and a RMB 1,000,000 note receivable. The release of the escrowed shares is subject to performance criteria requiring revenues earned through Oztime related operations, from the date of purchase to December 31, 2006, be $2,950,000 or more. The Company determined there was uncertainty that Oztime’s revenues related to its operations would achieve the performance criteria and as such the contingent consideration was not considered as part of the sale proceeds.

Through private placements of Archer’s common shares to February 28, 2006, Zi’s interest in Archer was diluted to 49.9 percent. The Company has deconsolidated the results of Archer as of March 1, 2006, since it no longer absorbs a majority of the entities expected losses or residual returns, in the case of a variable interest entity, and no longer has the ability to exert control over this subsidiary. The Company has accounted for its proportionate share of Archer’s net loss at September 30, 2006, using the equity method. Through further private placements of Archer’s common shares, the Company’s ownership of Archer was diluted to 44.2 percent. As the price of the shares issued by Archer is in excess of the book value of the underlying share, the Company’s net investment in Archer increases. As Archer is a newly formed, operating entity that is a start-up company, and there is a history of operating losses, the Company has recorded a dilution gain of $674,636 in "additional paid-in capital" in the Company’s consolidated statements of shareholders’ equity.

5. Capital Assets
		Accumulated	Net book
	Cost	amortization	value
September 30, 2006
Computer and office equipment	$3,348,103	$2,438,346	$909,757
Leasehold improvements	588,537	466,684	121,853
	$3,936,640	$2,905,030	$1,031,610
December 31, 2005
Computer and office equipment	$3,654,212	$2,618,484	$1,035,728
Leasehold improvements	636,804	461,585	175,219
	$4,291,016	$3,080,069	$1,210,947

6. Intangible Assets
		Accumulated	Net book
	Cost	amortization	value
September 30, 2006
Patents	$1,701,846	$587,590	$1,114,256
Trademarks	68,350	10,874	57,476
Customer agreements	180,753	69,015	111,738
Software development costs	10,988,475	8,732,540	2,255,935
	$12,939,424	$9,400,019	$3,539,405
December 31, 2005
Patents	$1,596,673	$451,616	$1,145,057
Trademarks	62,950	5,723	57,227
Customer agreements	166,473	36,321	130,152
Software development costs	9,581,903	7,688,289	1,893,614
Ministry registration and assistant programs	135,742	–	135,742
Curriculum	134,590	–	134,590
Contracts relationship	338,498	–	338,498
	$12,016,829	$8,181,949	$3,834,880

18 Third Quarter Interim Report

notes to the consolidated financial statements
For the three and nine months ended September 30, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

During the three and nine month periods ended September 30, 2006, $300,520 and $1,075,769 (September 30, 2005 – $335,787 and $693,353), respectively, of software development costs were deferred and are being amortized using the straight-line method over a three-year economic life. Amortization for the three month period ended September 30, 2006, includes $380,026 of amortization of deferred software development costs and $40,489 and $9,965, respectively, of amortization of patents and trademarks and customer agreements (September 30, 2005 – $151,451, $38,364 and $9,422, respectively). Amortization for the nine month period ended September 30, 2006, includes $741,601 of amortization of deferred software development costs and $118,702 and $28,989, respectively, of amortization of patents and trademarks and customer agreements (September 30, 2005 – $439,412, $118,641 and $29,730, respectively).

The following is the estimated amortization expense of intangible assets for each of the next five years:

2006	$1,692,102
2007	1,654,178
2008	1,358,867
2009	629,459
2010	162,299
Total	$5,496,905

7. Share Capital

Stock purchase warrants

On July 16, 2004, the Company completed a private placement of 3,636,364 units priced at CDN$2.75 per unit for net proceeds of $6,926,836. Each unit consists of one share of the Company’s stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company’s stock on or before July 16, 2006, at an exercise price of CDN$3.25 per share. On July 16, 2006, the 290,200 outstanding stock purchase warrants expired unexercised (December 31, 2005, 292,200 stock purchase warrants were outstanding). As part of the consideration for services rendered by an agent related to this private placement, the Company issued 218,182 stock purchase warrants with each warrant exercisable through the purchase of one common share at a price of CDN$3.25. The warrants were exercisable immediately and expire if unexercised on July 16, 2006. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods. On July 16, 2006, the 68,182 outstanding stock purchase warrants expired unexercised (December 31, 2005, 68,182 stock purchase warrants were outstanding). The Company accounted for the 218,182 stock purchase warrants in accordance with SFAS No. 123 and recognized as common share issue costs of $141,048, calculated by using the Black-Scholes option pricing model.

On June 19, 2003, the Company completed a private placement of 1,000,000 units priced at $2 per unit for net proceeds of $1,968,610. Each unit consists of one share of the Company’s stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company’s stock on or before May 31, 2006, at an exercise price of $2.25 per share. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods. On May 31, 2006, the 495,000 outstanding stock purchase warrants expired unexercised (December 31, 2005, 495,000 stock purchase warrants were outstanding).

Stock options and restricted stock units

At September 30, 2006, the Company maintained a Stock Option Plan for all directors, officers, employees and consultants of the Company.

Under the terms of the Stock Option Plan, options and RSUs may be granted at the discretion of the Board of Directors. The option price equals the closing price of the Company’s shares on the day preceding the date of grant. The options and RSUs are not assignable, vest at the discretion of the Board of Directors, and expire, at maximum, after the tenth anniversary of the date of grant.

During the three and nine months ended September 30, 2006, nil and nil, respectively, stock options were exercised. In the same two periods in 2005, 33,400 and 290,967, respectively, stock options were exercised for proceeds of $97,202 and $736,867, respectively. During the three and nine months ended September 30, 2006, 270,000 and 1,393,000, respectively, stock options were granted by the Company (September 30, 2005 – 311,500 and 890,875, respectively). As at September 30, 2006 and December 31, 2005, the Company has a total of 4,198,459 and 3,727,916 outstanding options, respectively, which expire over a period of one to five years.

Zi Corporation 2006 19

notes to the consolidated financial statements
For the three and nine months ended September 30, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

During the three and nine months ended September 30, 2006, nil and 403,562, respectively, RSUs were exercised (September 30, 2005, nil and nil, respectively), for proceeds of nil and nil, respectively. In the three and nine month periods ended September 30, 2006, nil and 87,468, respectively, RSUs were granted by the Company (September 30, 2005, nil and nil, respectively). As at September 30, 2006 and December 31, 2005, 62,477 and 378,571 RSUs, respectively, were outstanding. The RSUs vest upon granting, expire five years from the date of grant, are granted and issued without performance criteria attached and at no cost to the grantee.

Since inception of the Stock Option Plan in 1993, shareholders have approved resolutions reserving a total of 12,915,000 common shares for issuance under the plan of which 500,000 are issuable as RSUs. At September 30, 2006, the Company had 787,159 common shares and nil RSUs (December 31, 2005 – 1,257,702 common shares and 87,468 RSUs) remaining reserved for possible future allocation under the plan.

Stock option, RSU activity and related information for the three and nine months ended September 30, 2006 are as follows:

	Shares	Weighted	Weighted
	under options	average	average remaining	Aggregate
Three months ended September 30, 2006	and RSUs	exercise price	contractual life	intrinsic value
Outstanding, beginning of period	4,412,518	$3.23
Granted	270,000	0.88
Exercised	–	–
Forfeited	(191,582)	(1.88)
Expired	(230,000)	(11.94)
Outstanding, end of period	4,260,936	$2.76	3.01 Years	$67,238
Exercisable, end of period	3,234,520	$3.09	2.52 Years	$57,575
Weighted-average fair value of stock options granted during the period				$0.31

	Shares	Weighted	Weighted
	under options	average	average remaining	Aggregate
Nine months ended September 30, 2006	and RSUs	exercise price	contractual life	intrinsic value
Outstanding, beginning of period	4,106,487	$3.82
Granted	1,480,468	1.49
Exercised	(403,562)	–
Forfeited	(240,790)	(2.26)
Expired	(681,667)	(9.00)
Outstanding, end of period	4,260,936	$2.76	3.01 Years	$67,238
Exercisable, end of period	3,234,520	$3.09	2.52 Years	$57,575
Weighted-average fair value of stock options granted during the period				$0.95

		Three months ended		Nine months ended
		September 30, 2006		September 30, 2006
Risk free interest rate			4.09% – 4.11%	3.89% – 4.23%
Expected term in years			1.0 – 3.0	1.0 – 4.0
Expected dividend yield			0%	0%
Weighted average volatility			82%	90%
Expected volatility			55% to 103%	55% to 103%

20 Third Quarter Interim Report

notes to the consolidated financial statements
For the three and nine months ended September 30, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

		Weighted average
	Shares	grant date
Three months ended September 30, 2006	under options	fair value
Unvested, beginning of period	1,082,374	$1.17
Granted	270,000	0.31
Vested	(147,625)	(1.88)
Forfeited	(178,333)	(1.24)
Unvested, end of period	1,026,416	$0.83

		Weighted average
	Shares	grant date
Nine months ended September 30, 2006	under options	fair value
Unvested, beginning of period	116,166	$2.31
Granted	1,480,468	0.95
Vested	(389,385)	(1.29)
Forfeited	(180,833)	(1.75)
Unvested, end of period	1,026,416	$0.83

Under the terms of Archer’s stock option plan, approved by Archer’s Board of Directors, options may be granted at the discretion of the Board of Directors. The option price equals the closing price of the Company’s shares on the day preceding the date of grant. The options are not assignable, vest at the discretion of Archer’s Board of Directors, and expire, at maximum, after the tenth anniversary of the date of grant. On February 1, 2006, Archer granted 445,000 stock options.

For the three and nine month periods ended September 30, 2006, $255,785 and $789,277, respectively, of compensation expense was recognized as part of selling, general and administrative and product research and development costs. Included in this was $47,386 of compensation expense related to Archer issued stock options. The effect of stock compensation expense on the Company’s loss before income tax and net loss for the three and nine month periods ended September 30, 2006, was to increase each by $0.01 and $0.02, respectively, per basic and diluted share. As of September 30, 2006, there was $961,417 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Company’s stock option plans. That cost is expected to be recognized over a weighted-average period of 3.01 years. The total fair value of shares vested during the three and nine months ended September 30, 2006 was $277,356 and 503,669, respectively.

8. Equity Interest in Significantly Influenced Companies

The Company holds a 44.2 percent interest in Archer received through a series of transactions as discussed in note 4. The Company has recognized its proportionate share of the loss of Archer operations for the three month period ended September 30, 2006, and for the period between March 1, 2006 and September 30, 2006, in the amount of $257,910 and $503,178, respectively, and appropriately reduced its investment in Archer by the same amounts. As at September 30, 2006, the Company held 6,140,000 shares of Archer. Archer is a private company and as such the Company is unable to determine a fair value for this investment.

MLG ceased operations in July 2005 due to a substantial slow down in operations, its inability to raise sufficient capital and successfully market the company’s product line. MLG has retained legal counsel to commence voluntary liquidation and wind down procedures. The Company does not expect any recovery of funds from this process and had previously provided for impairment of amounts due from MLG. The Company holds a 40.4 percent (as calculated from MLG’s Form 10-K dated December 31, 2004) interest in MLG, received upon the disposition of Magic Vision Media on November 7, 2002. At September 30, 2006, the Company held 29,750,000 shares of MLG with a par value of $0.01 per share and a fair market value of nil. The Company’s proportionate share of the loss from MLG operations for the three and nine months ended September 30, 2006, has not been recognized as the carrying value of the investment in MLG is nil and the Company has no commitment to fund this loss. The Company’s unrecorded share of the loss from MLG’s operations between November 8, 2002 and December 31, 2004 is $7,445,161. The Company is unable to report a more recent unrecorded share of the loss as MLG has not provided a more recent financial position.

In April 2005, the Company advanced $250,000 under a secured loan agreement to MLG, which has been provided for.

Zi Corporation 2006 21

notes to the consolidated financial statements
For the three and nine months ended September 30, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

9. Income Taxes

Substantially all of the Company’s activities are carried out through operating subsidiaries in several countries. The income tax effect of operations depends on the tax legislation in each country and operating results of each subsidiary and the parent company.

For the three and nine month periods ended September 30, 2006, Huayu Zi made a provision for income taxes payable as a result of no longer having prior years’ tax losses available and the uncertainty associated with qualifying for statutory tax relief. The Company has included in the three and nine month periods ended September 30, 2006 income tax expense of $183,381 and $716,891, respectively (for the three and nine month periods ended September 30, 2005 – $182,221 and $513,030, respectively).

10. Contingent Liabilities and Guarantees

Canada Revenue Agency is auditing the Company’s international transfer pricing policies and procedures and documentation requirements. The audit is currently on going. The ultimate resolution of this matter is uncertain and the range of possible outcomes has not been determined by the Company. Accordingly, the Company has not recorded any liability relating to this audit as of September 30, 2006. The Company will assess any potential liability as this matter progresses.

Commencing on March 11, 2005, the Board of Regents of the University of Texas System filed federal lawsuits against numerous alleged infringers of U.S. Patent No. 4,674,112 in the U.S. District Court for the Western District of Texas, Austin Division, including certain of the Company’s licensees. The Company is not named in any of the actions. Zi has not assumed any liability for indemnity pursuant to its customer license agreements, or at all. The Company has, however, assumed the defense of this claim on behalf of its customers. The action is ongoing and will result in the Company, at its will, incurring defense costs on behalf of its named clients.

On November 18, 2005, the former President and Chief Executive Officer of the Company (the "Plaintiff") filed a wrongful termination lawsuit against the Company in the Court of Queen’s Bench of Alberta, Judicial District of Calgary. The Plaintiff was the President and Chief Executive Officer of Zi for the period from July 23, 2003 to May 26, 2005, when he submitted his resignation. On December 9, 2005, the Company filed its Statement of Defense and Counterclaim, denying the Plaintiff’s claims. In March 2006, the Company settled with the Plaintiff, consistent with the terms of his employment contract. The Company had accrued sufficient settlement costs related to this lawsuit as of December 31, 2005.

On December 4, 2003, the Company commenced a legal action against former legal counsel in respect of, among other things, their representation of the Company in a lawsuit, the outcome of which was unfavorable to the Company. As part of its defense, prior counsel filed a cross complaint against the Company for $1.1 million in unpaid legal fees and costs, which had been accrued by the Company in its financial statements. On April 6, 2005, the Company settled this litigation. The Company has recorded a gain of $1,415,616 in the nine month period ended September 30, 2005.

From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where it is not probable to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

11. Segmented Information

Zi develops software designed to enhance the usability of mobile and consumer electronic devices through its Zi Technology business segment. Zi has a singular focus: to make mobile devices smarter and easier to use. Zi makes "intelligent interfaces" – software products that simplify data entry and interaction on communications devices. The result is richer, more personalized interaction for quicker, easier communication in 54 different language databases for use around the world.

22 Third Quarter Interim Report

notes to the consolidated financial statements
For the three and nine months ended September 30, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

Zi's product portfolio includes five products. eZiTap combines the power of predictive texting and automatic vocabulary learning with the familiarity and flexibility of multi-tap input. eZiTap is ideal for the youth market in which multi-tap is used to create unique and fun vocabulary and texting shortcuts. eZiType is a comprehensive predictive text entry product for mobile email users. Ideal for keyboard-based mobile devices such as smartphones, PDAs and gaming consoles, eZiType improves the mobile email user's text entry experience by enhancing typing speed and spelling accuracy. eZiText provides fast, efficient, predictive one-touch entry and word completion, enhanced with the interactive learning and personalization of a user's own language patterns and behavior. Qix is a new service discovery engine that provides a quick and easy method for accessing a phone's full set of features, applications and services without having to remember where and how to find them via the traditionally structured menu system. Decuma is a new interactive handwriting input product from Zi that mimics how humans write with pen on paper – naturally and efficiently – in a broad range of languages. Revenues are reported under the contracting Zi subsidiary’s country of residence.

Through its e-Learning business segment which includes equity interests in Archer and MLG, the Company is indirectly involved in e-Learning technology, content and customer service, educational content and distribution channels to offer learning management systems and interactive online courses and network education solutions to meet diverse client requirements. Archer also provides personal and organizational teaching and learning through Canadian based schools (see notes 4 and 8).

Other includes unallocated segment expenses such as legal fees, public company costs, interest and other income and head office costs. The accounting policies of each of the business segments are the same as those described in note 3.

The Company’s primary operations are located in North America. The Company operates three reportable business segments in four reportable geographic segments:

						Operating profit
		Revenue				(loss), before
	License and	Other			Other operating	interest and
Three months ended September 30,	implementation fees	product	Total	Amortization	expenses	other income
2006
Zi Technology	$2,819,130	$–	$2,819,130	$493,678	$3,335,939	$(1,010,487)
e-Learning	–	–	–	–	–	–
Corporate	–	–	–	41,110	1,262,585	(1,303,695)
Total	$2,819,130	$–	$2,819,130	$534,788	$4,598,524	$(2,314,182)
Interest expense and interest and other income						35,564
Loss before income taxes						$(2, 278,618)
2005
Zi Technology	$2,252,051	$–	$2,252,051	$245,898	$2,358,983	$(352,830)
e-Learning	–	211,694	211,694	2,583	370,836	(161,725)
Corporate	–	–	–	43,442	842,678	(886,120)
Total	$2,252,051	$211,694	$2,463,745	$291,923	$3,572,497	$(1,400,675)
Interest expense and interest and other income						86,420
Loss before income taxes						$(1,314,255)

Zi Corporation 2006 23

notes to the consolidated financial statements
For the three and nine months ended September 30, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

						Operating profit
	Revenue					(loss), before
	License and	Other			Other operating	interest and
Nine months ended September 30,	implementation fees	product	Total	Amortization	expenses	other income
2006
Zi Technology	$8,644,928	$–	$8,644,928	$1,081,121	$10,882,593	$(3,318,786)
e-Learning	–	555,523	555,523	2,311	953,063	(399,851)
Corporate	–	–	–	133,881	3,173,356	(3,307,237)
Total	$8,644,928	$555,523	$9,200,451	$1,217,313	$15,009,012	$(7,025,874)
Interest expense and interest and other income						210,444
Loss before income taxes						$(6,815,430)
2005
Zi Technology	$7,881,779	$–	$7,881,779	$718,707	$8,272,425	$(1,109,353)
e-Learning	–	596,290	596,290	3,642	1,225,143	(632,495)
Corporate	–	–	–	132,150	1,067,641	(1,199,791)
Total	$7,881,779	$596,290	$8,478,069	$854,499	$10,565,209	$(2,941,639)
Interest expense and interest and other income						263,241
Loss before income taxes						$(2,678,398)

	September 30, 2006			December 31, 2005
	Capital and		Identifiable	Capital and		Identifiable
	intangible assets	Other assets	assets	intangible assets	Other assets	assets
Zi Technology	$4,287,536	$6,249,139	$10,536,675	$3,855,682	$6,036,312	$9,891,994
e-Learning	–	392,484	392,484	795,559	833,102	1,628,661
Corporate	283,479	1,029,067	1,312,546	394,586	10,489,264	10,883,850
Total	$4,571,015	$7,670,690	$12,241,705	$5,045,827	$17,358,678	$22,404,505

24 Third Quarter Interim Report

notes to the consolidated financial statements
For the three and nine months ended September 30, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

						Operating profit
	Revenue					(loss), before
	License and	Other			Other operating	interest and
Three months ended September 30,	implementation fees	product	Total	Amortization	expenses	other income
2006
Canada	$1,381,708	$–	$1,381,708	$442,924	$2,840,881	$(1,902,097)
China	1,130,283	–	1,130,283	22,874	847,865	259,544
USA	234,821	–	234,821	1,682	549,118	(315,979)
Sweden	72,318	–	72,318	63,709	326,150	(317,541)
Other	–	–	–	3,599	34,510	(38,109)
Total	$2,819,130	$–	$2,819,130	$534,788	$4,598,524	$(2,314,182)
Interest expense and interest and other income						35,564
Loss before income taxes						$(2,278,618)
2005
Canada	$805,144	$–	$805,144	$228,455	$2,002,158	$(1,425,469)
China	1,115,912	211,694	1,327,606	15,768	1,077,429	234,409
USA	283,570	–	283,570	3,474	188,936	91,160
Sweden	47,425	–	47,425	40,627	286,766	(279,968)
Other	–	–	–	3,599	17,208	(20,807)
Total	$2,252,051	$211,694	$2,463,745	$291,923	$3,572,497	$(1,400,675)
Interest expense and interest and other income						86,420
Loss before income taxes						$(1,314,255)

						Operating profit
	Revenue					(loss), before
	License and	Other			Other operating	interest and
Nine months ended September 30,	implementation fees	product	Total	Amortization	expenses	other income
2006
Canada	$4,212,400	$378,230	$4,590,630	$976,212	$9,487,837	$(5,873,419)
China	3,532,087	177,293	3,709,380	80,595	2,670,466	958,319
USA	684,963	–	684,963	4,793	1,808,212	(1 ,128,042)
Sweden	215,478	–	215,478	144,916	958,169	(887,607)
Other	–	–	–	10,797	84,328	(95,125)
Total	$ 8,644,928	$555,523	$9,200,451	$1,217,313	$15,009,012	$(7,025,874)
Interest expense and interest and other income						210,444
Loss before income taxes						$(6,815,430)
2005
Canada	$3,031,248	$1,935	$3,033,183	$663,094	$4,549,809	$(2,179,720)
China	3,792,300	594,355	4,386,655	44,489	3,603,918	738,248
USA	882,181	–	882,181	11,027	1,416,130	(544,976)
Sweden	176,050	–	176,050	125,092	960,357	(909,399)
Other	–	–	–	10,797	34,995	(45,792)
Total	$7,881,779	$596,290	$8,478,069	$854,499	$10,565,209	$(2,941,639)
Interest expense and interest and other income						263,241
Loss before income taxes						$(2,678,398)

Zi Corporation 2006 25

notes to the consolidated financial statements
For the three and nine months ended September 30, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

	September 30, 2006				December 31, 2005
	Capital and			Identifiable	Capital and		Identifiable
	intangible assets		Other assets	assets	intangible assets	Other assets	assets
Canada	$2,822,498		$1,943,624	$4,766,122	$3,534,976	$11,044,847	$14,579,823
China	224,729		5,178,028	5,402,757	198,330	5,181,836	5,380,166
USA	25,006		208,590	233,596	26,860	535,127	561,987
Sweden	1,416,004		317,489	1,733,493	1,192,086	579,669	1,771,755
Other	82,778		22,959	105,737	93,575	17,199	110,774
Total	$4,571,015	$	$ 7,670,690	$12,241,705	$5,045,827	$17,358,678	$22,404,505

12. Supplemental Financial Information

Accrued liabilities

The following items are included in the accounts payable and accrued liabilities balance:
Accounts payable and accrued liabilities	September 30, 2006	December 31, 2005
Withholding tax and income taxes payable	$1,137,847	$1,058,127
Compensation	950,925	1,275,824
Trade accounts payable	848,325	1,529,348
Litigation and legal	311,771	255,866
Accounting and other compliance	243,546	311,251
Other accrued liabilities	93,175	117,309
Total	$3,585,589	$4,547,725

Non-cash working capital

The following balances are included as part of non-cash working capital:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Accounts receivable	$356,562	$(854,263)	$1,565,242	$1,234,552
Prepayments and deposits	(69,358)	(19,914)	(224,082)	(91,142)
Accounts payable and accrued liabilities	228,799	(49,357)	(98,793)	(375,499)
Deferred revenue	(959,104)	(228,428)	(2,086,106)	(1,388,571)
Decrease (increase) in non-cash working capital	$(443,101)	$(1,151,962)	$(843,739)	$620,660

Loss per share

For the three and nine months ended September 30, 2006, all stock options, RSUs, warrants and performance based escrowed shares in the amount of 4,260,936 have been excluded in the calculation of diluted loss per share as they are anti-dilutive (September 30, 2005 – 5,142,244).

26 Third Quarter Interim Report

corporate information

Directors	Additional information is available on the website or by contacting:
Derrick R. Armstrong
Director	Investor Relations
	T	403.233.8875
Howard R. Balloch	F	403.233.8878
Director	E	investor@zicorp.com
	W	www.zicorp.com
Milos Djokovic
Director
Banker
Donald Hyde	HSBC Bank Canada
Director
Legal Counsel
Michael E. Lobsinger	Borden Ladner Gervais LLP
Director	Barristers and Solicitors

Thompson MacDonald	Auditor
Director	Deloitte & Touche LLP

Michael Mackenzie	Transfer Agent
Director	Olympia Trust Company

Donald P. Moore	Stock Exchange Listing
Director	Nasdaq: ZICA
Toronto Stock Exchange: ZIC
Richard D. Tingle
Chairman of the Board

Senior Management Team
Milos Djokovic
President and Chief Executive Officer

Blair Mullin
Chief Financial Officer

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